UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

CON-WAY INC.

(Name of Subject Company)

CANADA MERGER CORP.

(Offeror)

XPO LOGISTICS, INC.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.625 PAR VALUE

(Title of Class of Securities)

205944101

(Cusip Number of Class of Securities)

Gordon E. Devens

Senior Vice President, General Counsel and Secretary

XPO Logistics, Inc.

Five Greenwich Office Park

Greenwich, CT 06831

(855) 976-4636

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Adam O. Emmerich, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,765,579,896.80	$321,360.38

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 56,866,820 shares of common stock, par value $0.625 per share (the “Shares”), of Con-way Inc. (“Con-way”) outstanding multiplied by the offer price of $47.60 per share, (ii) 1,233,598 Shares subject to outstanding restricted stock unit award and performance share plan units, which reflects the maximum number of restricted stock unit awards and performance share plan units that may be outstanding at the time the offer is completed, multiplied by the offer price of $47.60 per share. The calculation of the filing fee is based on information provided by Con-way as of September 3, 2015.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the Transaction Valuation by 0.0001162. ☐

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $321,360.38	Filing Party: XPO Logistics, Inc. and Canada Merger Corp.
Form or Registration No.: Schedule TO (File No. 005-14440)	Date Filed: September 15, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on September 15, 2015 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the tender offer by Canada Merger Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of XPO Logistics, Inc., a Delaware corporation (“XPO” or “Parent”), for all of the outstanding shares of common stock, par value $0.625 per share (“Shares”), of Con-way Inc., a Delaware corporation (“Con-way”), at a price of $47.60 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated September 15, 2015 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

This Amendment is being filed to amend and supplement Items 5, 7, 11 and 12 as reflected below.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Item 5 of the Schedule TO is hereby amended and supplemented as follows:

The information set forth in Section 11 — “The Merger Agreement; Other Agreements” of the Offer to Purchase is hereby amended and supplemented to add the following paragraphs:

Confidentiality Agreement

XPO and Con-way entered into a confidentiality agreement, dated July 28, 2015 (as amended or supplemented from time to time, the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, each party agreed to keep confidential, subject to certain exceptions provided for in the Confidentiality Agreement, information furnished directly or indirectly by the disclosing party or any of its affiliates or representatives to the receiving party or any of its affiliates or representatives and to use such information solely for the purpose of evaluating, negotiating, advising or financing with respect to, or consummating, a possible transaction between XPO and Con-way. Each party has agreed, subject to certain exceptions, that it and its representatives would not, for a period of one year from the date of the Confidentiality Agreement, directly or indirectly, solicit the services of, whether as an employee, consultant or otherwise, any officer or other director-level employee of the other party or any of its affiliates with whom such party first comes into contact with or learns of through its consideration of a possible transaction between XPO and Con-way. XPO also agreed to standstill provisions that prohibit XPO and its representatives from taking certain actions involving or with respect to Con-way for a period ending on the eighteen-month anniversary of the date of the Confidentiality Agreement, subject to certain exceptions.

The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (d)(2) hereto and is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

Item 7 of the Schedule TO is hereby amended and supplemented as follows:

The information set forth in Section 9 — “Source and Amount of Funds” of the Offer to Purchase is hereby amended and supplemented to add the paragraph as a new penultimate paragraph under such heading:

On September 25, 2015, XPO amended and restated the Debt Commitment Letter to add five additional financial institutions as Debt Financing Sources.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

The information set forth in Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented to add the paragraph set forth below and by deleting the second and third paragraph under “Compliance with the HSR Act”.

On September 17, 2015, XPO filed a Premerger Notification and Report Form under the HSR Act, and, on September 25, 2015, the FTC informed XPO that the mandatory waiting period under the HSR Act relating to its purchase of Shares in the Offer had been terminated. Accordingly, the portion of the Antitrust Condition relating to compliance with the HSR Act has been satisfied. The Offer continues to be subject to the other conditions set forth in Section 15 — “Conditions of the Offer” of the Offer to Purchase.

Item 12.	Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)(J)	Form of Notice to Participant and Beneficiaries in the Con-way Plans.

(a)(1)(K)	Form of Trustee Instruction Form for Conway Plans.

(a)(1)(L)	Form of Follow-up Notice to Participant and Beneficiaries in the Con-way Plans.

(b)(1)	Amended and Restated Debt Commitment Letter, dated as of September 25, 2015, among Morgan Stanley Senior Funding, Inc. and the other Commitment Parties named therein and XPO Logistics, Inc.

(d)(2)	Confidentiality Agreement, dated as of July 28, 2015, by and between XPO Logistics, Inc. and Con-way Inc.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2015

CANADA MERGER CORP.

By:	/s/ Gordon E. Devens
Name:	Gordon E. Devens
Title:	Vice President, Secretary and Treasurer

XPO LOGISTICS, INC.

By:	/s/ Gordon E. Devens
Name:	Gordon E. Devens
Title:	Senior Vice President; General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(J)	Form of Notice to Participant and Beneficiaries in the Con-way Plans.

(a)(1)(K)	Form of Trustee Instruction Form for Conway Plans.

(a)(1)(L)	Form of Follow-up Notice to Participant and Beneficiaries in the Con-way Plans.

(b)(1)	Amended and Restated Debt Commitment Letter, dated as of September 25, 2015, among Morgan Stanley Senior Funding, Inc. and the other Commitment Parties named therein and XPO Logistics, Inc.

(d)(2)	Confidentiality Agreement, dated as of July 28, 2015, by and between XPO Logistics, Inc. and Con-way Inc.